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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1010 Third Avenue
(No. and Street)

New Brighton   Pennsylvania   15066
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blake Daniels   724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC

(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd   Pittsburgh   Pennsylvania   15227
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

11017647

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Blake Daniels_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Fortune Financial Services, Inc._____ , as

of ___December 31_____ , 20 _10_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

    None
_____

_____

_____

                                            _____
                                                          Signature

                                                         CEO
                                            _____
                                                            Title

_____
            Notary Public

This report ** contains (check all applicable boxes)

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortune Financial Services, Inc.

Audited Financial Statements
For The Years Ended
December 31, 2010 and 2009

Fortune Financial Services, Inc.
Index to Audited Financial Statements
For The Years Ended December 31, 2010 and 2009

CONTENTS

Goff Backa Alfera & Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Fortune Financial Services, Inc. (a Pennsylvania S-Corporation) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Financial Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania

February 21, 2011

Member: American and Pennsylvania Institutes of Certified Public Accountants
Center for Public Company Audit Firms • Employee Benefit Plan Audit Quality Center • Governmental Audit Quality Center • Private Companies Practice Section

Fortune Financial Services, Inc.
Statements of Financial Condition
December 31,

ASSETS

		2010		2009
CURRENT ASSETS				
Cash	$	869,878	$	946,323
Cash in centralized registration depository account		13,550		12,314
Investments		9,492		7,928
Prepaid expenses		-		533
Commissions receivable		667,914		685,904
TOTAL CURRENT ASSETS		1,560,834		1,653,002
EQUIPMENT				
Equipment		79,173		77,104
Less accumulated depreciation		(65,864)		(58,805)
TOTAL EQUIPMENT		13,309		18,299
TOTAL ASSETS	$	1,574,143	$	1,671,301

LIABILITIES AND STOCKHOLDERS' EQUITY

		2010		2009
CURRENT LIABILITIES				
Accounts payable	$	6,414	$	32,290
Accrued expenses		14,625		13,591
Commissions payable		574,405		589,878
Escrowed deposits		235,152		409,779
Withholding taxes payable		2,172		1,828
Current portion of long term debt		31,731		29,969
TOTAL CURRENT LIABILITIES		864,499		1,077,335
LONG TERM LIABILITIES				
Notes payable		25,039		54,200
TOTAL LIABILITIES		889,538		1,131,535
STOCKHOLDERS' EQUITY				
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)		100		100
Additional paid-in capital		46,747		46,747
Retained earnings		632,866		489,591
Accumulated other comprehensive income		4,892		3,328
TOTAL STOCKHOLDERS' EQUITY		684,605		539,766
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,574,143	$	1,671,301

See Independent Auditors' Report and Notes to Financial Statements.


Fortune Financial Services, Inc.
Statements of Income
For the Years Ended December 31,


	2010	2009
REVENUES		
Commissions	$ 7,988,237	$ 8,264,186
Interest	24	1,751
Mortgage fees	17,740	11,545
Other income	734,227	640,591
TOTAL REVENUES	8,740,228	8,918,073
EXPENSES		
Commissions and fees	6,960,629	7,323,624
Licenses	113,605	207,593
Salaries and related taxes	398,081	410,153
Depreciation	7,059	9,265
Occupancy	53,896	51,282
Communications	8,415	10,644
Other expenses	455,268	594,712
TOTAL EXPENSES	7,996,953	8,607,273
NET INCOME	$ 743,275	$ 310,800

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock Shares	Par Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance January 1, 2009	100	$ 100	$ 46,747	$ 378,791	$ 5,284	$ 430,922
Distributions to stockholders	-	-	-	(200,000)	-	(200,000)
Net income	-	-	-	310,800	-	310,800
						-
Other comprehensive income Unrealized gain on investments	-	-	-	-	(1,956)	(1,956)
Balance at December 31, 2009	100	100	46,747	489,591	3,328	539,766
Distributions to stockholders	-	-	-	(600,000)	-	(600,000)
Net income	-	-	-	743,275	-	743,275
Other comprehensive income Unrealized gain on investments	-	-	-	-	1,564	1,564
Balance at December 31, 2010	100	$ 100	$ 46,747	$ 632,866	$ 4,892	$ 684,605

Fortune Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 743,275	$ 310,800
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation expense	7,059	9,265
Settlement of FINRA fine via note agreement *		93,750
Changes in Assets/Liabilities:		
Decrease in Prepaid expenses	533	2,191
(Increase) Decrease in Commissions receivable	17,990	33,724
Increase (Decrease) in Accounts payable	(25,876)	7,527
Increase (Decrease) in Accrued expenses	1,034	1,591
Decrease in Commissions payable	(15,473)	(29,002)
Decrease in Escrowed deposits	(174,627)	(80,721)
Increase in Witholding taxes payable	344	877
NET CASH PROVIDED BY OPERATING ACTIVITIES	554,259	350,002
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(2,069)	(964)
Principal payments on note agreement	(27,399)	(9,581)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(29,468)	(10,545)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholders	(600,000)	(200,000)
NET INCREASE (DECREASE) IN CASH	(75,209)	139,457
CASH AT BEGINNING OF YEAR	958,637	819,180
CASH AT END OF YEAR	$ 883,428	$ 958,637

* See footnote 4

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is registered with Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2010, the company did not have any cash equivalents.

Commissions Receivable

Commissions receivable consisted of estimated revenues due from investment and insurance companies earned by Company representatives on which the investment and insurance companies have not paid the Company as of year end. The commissions at December 31, 2010, have been estimated using the preceding twelve months cash receipts.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Commissions Payable

Commissions payable consists of the estimated portion of the commissions receivable payable to the Company's registered representatives. This estimate is based on the historical average payout ratio, which is based on signed contracts with each of the registered representatives.

Escrowed Deposits

Escrowed deposits represents fees that have been paid to the Company by their registered representatives, but have not yet been earned by the Company. Amounts when earned are included in other income on the statement of income.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2010 and 2009.

Note 1 - Summary of Significant Accounting Policies (continued)

Concentration of Risk

The Company maintains cash interest bearing deposits at more than one bank. The majority of their accounts are held at a bank which has unlimited insurance by the Federal Deposit Insurance Corporation. At December 31, 2010, the Company's did not have any cash that was in excess of the insurance limits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Investments

Investment securities are carried at fair value based on quoted market prices and are considered available for sale. Unrealized gains and losses on securities are excluded from earnings and reported as a separate component of stockholders' equity. The change in net unrealized gains and losses is reported as comprehensive income. Cost of securities sold is recognized using the specific identification method. The investments consist of 400 shares of Nasdaq stock. These shares have a cost basis of $4,600, and are presented as available for sale.

Note 3 - Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such the Company and the related party have agreed to continue the lease on a month to month basis. During 2010, they paid twelve monthly payments of $3,300. During March 2010, the Company entered into a lease with the same related party for office equipment. The lease expires April 1, 2011, and calls for monthly payments of $800. The rent expense is included in the occupancy expenses on the statement of income.

Note 4 - Note Payable

On September 18, 2009, the Company entered into an agreement with FINRA to pay a fine totaling $125,000. The entire fine was reported as an expense in the income statement in 2009. The company agreed to pay $31,250 immediately, with the remaining $93,750 being subject to a note agreement that calls for 36 monthly payments of $2,865 and accrues interest at 6.25%. Since the financed portion of the fine was not a cash expenditure, the Company reported it as an adjustment to net income to arrive at cash provided by operations in the statement of cash flows; the current year principal payments on the note were reflected as payments in the investing section of that statement. The balance on the note as of December 31, 2010 was $56,770.

Future maturities of long-term debt obligations as of December 31, 2010 were as follows:

December 31, 2011	$ 31,731
December 31, 2012	25,039
	56,770
Less Current portion	(31,731)
	$ 25,039

Fortune Financial Services, Inc.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 5 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contribution up to 4% of gross wages. Retirement plan expense for the year ended December 31, 2010 and 2009 was $11,536, and $12,598, respectively. These expenses are included in the other expenses on the statement of income.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2010, the Company had net capital of $470,755 in excess of its required net capital of $59,302. The Company's ratio of aggregate indebtedness to net capital was 1.59 to 1.

Note 7 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the years ended December 31, 2010 and 2009; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 8 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k (1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 9 – Subsequent Events

The Organization has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 21, 2011, which is the date the financial statements were available to be issued.

Fortune Financial Services, Inc.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 717,273	(32,668)	$ 684,605
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	13		13
CRD account	13,550		13,550
Ridgeway & Conger account	3,091		3,091
Net commissions receivable	98,394	(4,885)	93,509
Prepaid expenses	-		-
Equipment net	8,202	5,107	13,309
Total non-allowble assets	123,250		123,472
Net capital before haircuts	594,023		561,133
Haircuts	-		
15% fair market value of investment	1,424		1,424
Net Capital	$ 592,599		$ 559,709
Aggregate Indebtedness	886,668	2,870	889,538
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required	$ 59,111		$ 59,302
($5,000 or 6 2/3% of Aggregate indebtedness)			
Excess Net Capital (Net Capital minus Minimum net capital)	$ 533,488		$ 500,406
Excess Net Capital at 100%	$ 503,932		$ 470,755
(Net capital minus 10% of Total aggregate indebtedness)			
Ratio: Aggregate Indebtedness to Net Capital	150%		159%

Adjustments to stockholders equity between original focus report and amended focus report consist of:

Increase in fixed assets to capitalize current year additions and to adjust depreciation expense	5,107
Adjustment to commissions receivable (14% nonallowable)	(34,906)
Miscellaneous adjustments to correct year end payroll liability accounts	(2,870)
Rounding	1
	(32,668)





3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Certified Public Accountants

Auditors' Report on Internal Control Structure

To the Shareholders
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Fortune Financial Services, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania
February 21, 2011